UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-40530

GH Research PLC

(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 25, 2026, GH Research PLC (the “Company”) announced the publication of results of its Phase 2b trial of mebufotenin (GH001) in treatment-resistant depression in JAMA Psychiatry. A copy of the press release is exhibited hereto as Exhibit 99.1.

The Company also announced the acceptance of a supporting manuscript for publication in Psychopharmacology Bulletin. A copy of the pre-print of the accepted manuscript is exhibited hereto as Exhibit 99.2.

The fact that this press release and pre-print of the accepted manuscript are being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release and pre-print of the accepted manuscript are being provided as of March 25, 2026, and the Company does not undertake any obligation to update the press release or pre-print of the accepted manuscript in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 25, 2026

99.2	Manuscript with title: GH001 Efficacy is Independent of Prior Antidepressant Treatment Failures in Treatment-Resistant Depression: A Post Hoc Analysis of a Phase 2b Randomized Controlled Trial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC

Date: March 25, 2026
	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance